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Joel L. Rubinstein Attorney at Law jrubinstein@mwe.com +1 212 547 5336

August 13, 2015

VIA Hand Delivery
AND EDGAR

Christina De Rosa

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:	Double Eagle Acquisition Corp. Draft Registration Statement on Form S-1 Submitted July 7, 2015 CIK No. 0001647088

Dear Ms. De Rosa:

On behalf of Double Eagle Acquisition Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by e-mail, dated August 3, 2015, relating to the Company’s Draft Registration Statement on Form S-1 submitted to the Commission on July 7, 2015 (“Draft S-1”).

The Company is concurrently filing via EDGAR a Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of the Form S-1 marked to show changes from the Draft S-1.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Form S-1.

Outside Front Cover Page

1.	We note that your statement on the outside front cover page that your sponsor and Mr. Sloan have committed to purchase an aggregate of 8,000,000 private placement warrants and your statement on page 13 that your sponsor and Mr. Sloan have committed to purchase an aggregate of 16,000,000 private placement warrants. Please revise your disclosure for consistency and clarify the individual commitment of each party.

Response: The Company has clarified on the outside front cover page and throughout the prospectus the Company’s sponsor and Harry E. Sloan have each committed to purchase 9,750,000 private placement warrants (19,500,000 private placement warrants in the aggregate) at $0.50 per private placement warrant for an aggregate purchase price of $9,750,000.

United States Securities and Exchange Commission

August 13, 2015

2.	Please disclose whether the interest you expect to receive on the amount held in trust will be sufficient to cover your anticipated income and franchise taxes.

Response: The Company has disclosed on the prospectus cover and page 60 that it expects the interest earned on amounts held in the trust account to be sufficient to cover anticipated income taxes. The Company has removed references to franchise taxes from the Form S-1 because it has been advised that the Company will not be subject to franchise tax under Cayman Islands law.

Summary, page 1

Our Management Team, page 2

3.	Please expand the discussion to clarify whether Silver Eagle and Golden Eagle are the only blank check acquisition companies founded by your management.

Response: The Company has expanded the discussion on pages 2 and 73 to clarify that Silver Eagle Acquisition Corp. and Global Eagle Acquisition Corp. are the only blank check acquisition companies founded by its management.

4.	Please expand the discussion concerning the price range of Golden Eagle Entertainment stock to include the high and low sales prices since the closing of the business combination and delete the price information limited solely to the second quarter of 2015.

Response: The Company has expanded the discussion concerning the price range of Global Eagle Entertainment Inc. on pages 2 and 73 stock to include the high and low sale prices since the closing of the business combination and to delete the price information limited solely to the second quarter of 2015.

5.	We note you have included extensive disclosure regarding Mr. Sagansky’s experience which information is included in the management section on page 86. Please substantially revise your prospectus summary to include only a brief overview of the key aspects of management’s experience.

Response: The Company has revised the prospectus summary on page 2 to include only a brief overview of the key aspects of management’s experience.

United States Securities and Exchange Commission

August 13, 2015

Management, page 86

Directors and Executive Officers, page 86

6.	We note that you do not identify any of your executive officers as members of your board of directors. However, Jeff Sagansky is listed as a member of your audit committee on page 88. Please revise your disclosure to indicate that Mr. Sagansky is a member of your board of directors.

Response: The Company has revised the disclosure on page 96 to indicate that Mr. Sagansky is a member of its board of directors.

Committees of the Board of Directors, page 88

Compensation Committee Interlocks and Insider Participation, page 90

7.	We note that you do not disclose anything under the caption “Compensation Committee Interlocks and Insider Participation.” We also note your disclosure on pages 86 and 87 regarding the involvement of your current directors and executive officers in Silver Eagle Acquisition Corp. during the last completed fiscal year and through March 2015. Please revise your disclosure to include the information required by Item 407(e)(4) of Regulation S-K.

Response: The Company has revised the disclosure on page 101 to include the information required by Item 407(e)(4) of Regulation S-K.

General

8.	Please include the names of your lead underwriters in your next amendment.

Response: The Company has included the names of its lead underwriters on the outside front cover and throughout the Form S-1, as appropriate.

Capitalization, page 54

9.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company has supplementally provided the Staff, concurrently with the filing of the Form S-1 and the delivery of this letter, copies of all written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that the Company and its representatives have presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not copies of such communications were retained by such potential investors.

United States Securities and Exchange Commission

August 13, 2015

10.	Please file all exhibits as soon as practicable. We may have additional comments on the exhibits once they are filed.

Response: The Company has filed all exhibits with the Form S-1 other than the following exhibits, which the Company will file by amendment to the Form S-1: Exhibit 1.1 (Form of Underwriting Agreement); Exhibits 5.1 and 5.2 (Legal Opinions); Exhibit 10.2 (Form of Investment Management Trust Agreement); Exhibits 23.2 and 23.3 (Consents related to Legal Opinions); and Exhibits 99.1 and 99.2 (Consents of Director Nominees).

Please contact me at 212-547-5336 if you have any questions or require any additional information in connection with this letter or the Form S-1.

Sincerely,

/s/ Joel L. Rubinstein

Joel L. Rubinstein

JLR/ems